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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Motient Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
619908304
(CUSIP Number)
BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec H3B 4Y7
Canada
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No.	619908304	Page 2	of	11 pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	BCE Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 11 Pages

This Amendment No. 1 hereby amends the Schedule 13D originally filed jointly on October 5, 2006 by BCE Inc. and various entities controlled by BCE Inc. Items 1 through 7 of that Schedule 13D are hereby amended and restated to read in their entirety as follows:
Item 1. Security and Issuer.
          This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Motient Corporation, a Delaware corporation (“Motient”). The principal executive offices of Motient are located at 300 Knightsbridge Parkway, Lincolnshire, IL 60069.
Item 2. Identity and Background.
          This statement is being filed by BCE Inc. (“BCE”).
          BCE is a corporation organized under the laws of Canada. Its principal business is communications. The address of its principal office is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Québec H3B 4Y7, Canada.
          Information about the executive officers and directors of BCE is set forth in Schedule I hereto, which is incorporated herein by reference.
          During the last five years, neither BCE nor, to the best of its knowledge, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          As described in greater detail in response to Item 6 below, BCE has entered into an exchange agreement pursuant to which it will acquire 9,031,213 shares of Common Stock of Motient (the “Shares”) in exchange for the 5,073,715 shares of common stock of TerreStar Networks Inc. and 1,887,133.89202 shares of common stock of TerreStar Networks Bermuda Ltd. currently owned by BCE (collectively, the “TerreStar Shares”).
Item 4. Purpose of Transaction.
          BCE (a) will be acquiring the Shares for investment purposes only, (b) expects to evaluate on an ongoing basis Motient’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors, (c) expects in particular to consider reductions in its holdings of Shares as and when market conditions permit, (d) may dispose of

Page 3 of 11 Pages

Shares from time to time in public or private transactions and (e) may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares. BCE reserves the right to change its plans and intentions at any time.
          Except as set forth in this Item 4, BCE has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          As a result of the exchange agreement described in Item 6 below pursuant to which BCE will acquire the Shares, BCE beneficially owns 9,031,213 shares of Common Stock of Motient. Treating the Shares as though there were already outstanding, the Shares represent approximately 11.5% of the outstanding shares of Common Stock of Motient, based on the 69,610,780 shares Motient reported as outstanding as of November 1, 2006 in its quarterly report on Form 10-Q for the period ended September 30, 2006. When BCE acquires the Shares, it will have sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such Shares. To the best of BCE’s knowledge, none of the persons named on Schedule I hereto beneficially own any shares of Common Stock.
          Neither BCE nor, to the best of BCE’s knowledge, any person named on Schedule I hereto has effected any transactions in the past sixty days in the Common Stock.
          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
          BCE has not ceased to be the beneficial owner of more than five percent of the shares of Common Stock. However, as a result of an assignment on January 5, 2007 described in Item 6 below, the other entities controlled by BCE that had been reporting persons under this statement as in effect before Amendment No. 1 hereto (the “Previous Reporting Persons”) have ceased to be beneficial owners of any shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          On June 22, 2006, TMI Communications Delaware, Limited Partnership, a limited partnership that was at the time indirectly wholly owned by BCE (“TMI Delaware”), entered into a letter agreement with Motient (the “Letter Agreement”) which gave TMI Delaware the right, on the terms and subject to the conditions set forth therein, to enter into an exchange agreement with Motient (the “Exchange Agreement”) pursuant to which TMI Delaware would acquire the Shares in exchange for the TerreStar Shares. On September 25, 2006, the last material condition to that right was satisfied, and as a result as of September 25, 2006 BCE and the Previous Reporting Persons were deemed to have acquired beneficial ownership of the Shares.
          On January 5, 2007, the TerreStar Shares were transferred in a series of steps to BCE and TMI Delaware assigned its rights and obligations under the Letter Agreement to BCE.

Page 4 of 11 Pages

          On January 15, BCE exercised its right to require Motient to enter into the Exchange Agreement. The Exchange Agreement is substantially identical to the Exchange Agreements among Motient, MVH Holdings Inc. and various Columbia and Spectrum funds (the “Funds”) dated as of May 6, 2006.
          The Exchange Agreement provides for a closing as soon as practicable. If the closing occurs after the record date for Motient’s planned dividend of shares of common stock of SkyTerra Communications, Inc. (“SkyTerra”) that Motient received in the previously announced exchange transactions between Motient and SkyTerra (the “Initial Dividend”), the Exchange Agreement provides that at closing BCE would receive in exchange for the TerreStar Shares not only the Shares but also the number of shares of SkyTerra common stock that BCE would have received if the closing had occurred prior to the record date for the Initial Dividend and BCE had thereafter received its pro rata share of the Initial Dividend.
          The Exchange Agreement grants BCE the right to have an observer on the board of directors of Motient and all committees of the board of Motient other than the compensation committee and the audit committee. Those rights would terminate when (a) neither BCE nor an affiliate of BCE remains the legal holder of the 2 GHz Authorization referred to in the Exchange Agreement and (b) BCE and its affiliates collectively no longer hold all of the shares of common stock of TerreStar Networks Holdings (Canada), Inc. that they initially receive when the 2 Ghz Authorization is transferred to TerreStar Canada as contemplated by the Exchange Agreement.
          In connection with entering into the Exchange Agreement, BCE and Motient also entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement is substantially identical to the terms of the registration rights agreements that Motient entered into with the Funds, except that BCE’s registration rights last longer.
          The descriptions of the Letter Agreement, Exchange Agreement and Registration Rights Agreement contained herein are qualified in their entirety by reference to the executed Letter Agreement, Exchange Agreement and Registration Rights Agreement, copies of which has been filed as Exhibits 2, 3 and 4 hereto and are incorporated herein by reference.
          Except as described or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among BCE or, to its best knowledge, any of the other persons named in Item 2 or between BCE or, to its best knowledge, any of the other persons named in Item 2 and any other person with respect to any securities of Motient, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
Exhibit 1 – Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein.*
Exhibit 2 – Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation.*

Page 5 of 11 Pages

Exhibit 3 – Exchange Agreement, dated as of January 15, 2007, among Motient Corporation, MVH Holdings Inc. and BCE Inc.
Exhibit 4 – Registration Rights Agreement, dated as of January 15, 2007, between BCE Inc. and Motient Corporation.

*	previously filed

Page 6 of 11 Pages

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
BCE INC.
The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of BCE Inc. (“BCE”).

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Directors

André Bérard	600, de La Gauchetière W., 27th Floor Montréal, Québec, Canada H3B 4L2	Corporate Director, 600, de La Gauchetière W., 27th Floor, Montréal, Québec, Canada H3B 4L2	Canadian

Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	President and Chief Executive Officer, Petro-Canada (petroleum company), 150 – 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chair of the board, BCE and Bell Canada, 483 Bay Street, 7th Floor, North Tower, Toronto, Ontario, Canada M5G 2C9	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Chairman of the board, RBC Dominion Securities Limited (investment bank), 200 Bay Street, 3rd Floor, South Tower, Toronto, Ontario, Canada M5J 2W7	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Corporate Director and Lawyer, 2 St. Clair Avenue East, Suite 800, Toronto, Ontario, Canada M4T 2T5	Canadian

Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montréal, Québec, Canada H3B 4W5	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), 1000, de La Gauchetière W., 21st Floor, Montréal, Québec, Canada H3B 4W5	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), 1 First Canadian Place, 4th Floor, P.O. Box 150, Toronto, Ontario, Canada M5X 1H3	Canadian

Judith Maxwell	305 Clemow Avenue Ottawa, Ontario, Canada K1S 2B7	Research Fellow, Canadian Policy Research Networks, Inc.(non-profit organization conducting research on work, family, health, social policy and public involvement), 600-250 Albert St, Ottawa, Ontario, Canada K1P 6M1	Canadian

John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Dean Emeritus, Harvard University Graduate School of Business Administration (university), Gallatin Hall C1-3D, Soldiers Field, Boston, Massachusetts, USA 02163	Canadian

Page 7 of 11 Pages

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship
Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Corporate Director and Chartered Accountant, 33 Geraldine Court, Don Mills, Ontario, Canada M3A 1N2	Canadian

James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer oriented company), 1067 West Cordova Street, Suite 1800, Vancouver, British Columbia, Canada V6C 1C7	Canadian

Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116	Chairman of the board, MFS Investment Management (global investment manager), 500 Boylston Street, Boston, Massachusetts, USA 02116	American

Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	President, CEO and Director of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montréal, Québec, Canada H3B 2M9	Corporate Director, 935 de La Gauchetière W., 17th Floor, Montréal, Québec, Canada H3B 2M9	Canadian

Victor L. Young	9 Primrose Place St. John’s, Newfoundland, Canada A1B 4H1	Corporate Director, 9 Primrose Place, St. John’s, Newfoundland, Canada A1B 4H1	Canadian

Executive Officers

Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and President, BCE Corporate Services of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Treasurer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Karyn A. Brooks	1000, de La Gauchetière W., 7th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Controller of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

William J. Fox	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President – Communications and Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Lib Gibson	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Talent Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Page 8 of 11 Pages

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship
Lawson A.W. Hunter	110 O’Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Alek Krstajic	473 Adelaide Street West, Floor 3 Toronto, Ontario, Canada M5V 1T1	Officer – Office of the CEO of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montréal, Québec, Canada H3B 5H8	Corporate Secretary and Lead Governance Counsel of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	American

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Executive Vice-President-Corporate Development and Planning of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Wayne L. Tunney	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Taxation of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Martine Turcotte	1000, de la Gauchetière W., 38th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Legal Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Siim A. Vanaselja	1000, de la Gauchetière W., 38th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Financial Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Nicholas Zelenczuk	483 Bay Street, Floor 9S-Orange Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Page 9 of 11 Pages

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 15, 2007

BCE Inc.
By:	(signed)
	Name:	L. Scott Thomson
	Title:	Executive Vice-President – Corporate Development and Planning

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein*

2	Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation*

3	Exhibit 3 – Exchange Agreement, dated as of January 15, 2007, among Motient Corporation, MVH Holdings Inc. and BCE Inc.

4	Exhibit 4 – Registration Rights Agreement, dated as of January 15, 2007, between BCE Inc. and Motient Corporation.

*	previously filed

Page 11 of 11 Pages